

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Kristina Salen
Chief Financial Officer
Etsy, Inc.
55 Washington Street, Suite 512
Brooklyn, NY 11201

> **Re:** **Etsy, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2015**
> **File No. 333-202497**

Dear Mr. Salen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Gatefold of Prospectus

1. We note the fifth page of the artwork provided. Please provide additional context so a reader not familiar with your industry can understand the information included in your artwork. In this regard, we note the following:

    - Your references to "several converging macroeconomic" trends and how each of them will "benefit millions of people" under the section titled "Our Opportunity".

    - Your references to $280B and $695B under the section titled "Trends in our Favor." Please clarify what these amounts represent (e.g. revenues).

    - Your depiction titled "Manufacturing" under the "Trends in our Favor" section. Please describe how your reference to "19 or fewer employees" relates to your reference to "responsible manufacturers."

Please note that this comment is also applicable the Business section.

Executive Compensation

Annual Cash Incentive Bonuses, page 128

2. We note your disclosure that in 2014 payouts were made under the annual cash incentive plan. Please provide the material terms of the non-equity incentive plan award made to the named executive officers and a general description of the formula or criteria applied in determining the amounts payable. Refer to Item 402(o)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director